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                               August 29, 2022

       Daqing Mao
       Chief Executive Officer and Chief Operating Officer
       Ucommune International Ltd
       Floor 8, Tower D
       No. 2 Guang Hua Road
       Chaoyang District, Beijing
       People   s Republic of China, 100026

                                                        Re: Ucommune
International Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed August 16,
2022
                                                            File No. 333-266899

       Dear Dr. Mao:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-3 Filed August 16, 2022

       General

   1. Your disclosure is unclear about whether you have issued any of the securities being registered for resale
by the selling security holders. Please tell us whether the securities you are registering
have been issued, and if so, describe the initial transaction in which the securities were sold in
your registration statement. If the securities have not been issued, please provide
us with your legal analysis as to why you believe your registration of the securities is
appropriate at this time. Alternatively, you can amend to remove the resale aspect of this
offering and complete your private placements.
 Daqing Mao
Ucommune International Ltd
August 29, 2022
Page 2
2. As a related matter, it appears that you are not permitted to omit the identities of selling security holders and amounts of securities to be registered on their behalf, as you are not primary eligible to use Form F-3. Please revise your filing fee table and your disclosure throughout the prospectus to provide the information required by Item 507 of Regulation
      S-K regarding the specific selling security holders and the number of shares that you intend to register for resale by the selling security holders. Refer to General Instruction H to Form F-3, Securities Act Rule 430B(b)(2), and Securities Act Rules Compliance and
      Disclosure Interpretations 228.03 and 228.04.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.



                                                             Sincerely,
FirstName LastNameDaqing Mao
                                                             Division of
Corporation Finance
Comapany NameUcommune International Ltd
                                                             Office of Trade &
Services
August 29, 2022 Page 2
cc:       Allen C. Wang, Esq.
FirstName LastName